Exhibit 99.1

SEABRIDGE GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

AS AT JUNE 30, 2021

SEABRIDGE GOLD INC.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

(Unaudited)

		June 30,	December 31,
	Note	2021	2020

Assets
Current assets
Cash and cash equivalents	4	$53,219	$17,528
Short-term deposits	4	19,928	19,905
Amounts receivable and prepaid expenses	5	4,322	4,970
Investment in marketable securities	6	3,190	3,826
		80,659	46,229
Non-current assets
Investment in associate	6	2,500	2,611
Convertible notes receivable	7	612	529
Amounts receivable	17	2,439	-
Property, plant and equipment	8	3,372	235
Mineral interests	9	612,509	591,446
Reclamation deposits	12	14,216	6,767
		635,648	601,588
Total assets		$716,307	$647,817

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	10	$10,722	$5,377
Flow-through share premium	13	3,405	2,276
Lease obligations	11	89	41
Provision for reclamation liabilities	12	2,500	2,500
		16,716	10,194
Non-current liabilities
Deferred income tax liabilities	17	23,501	19,034
Lease obligations	11	222	207
Provision for reclamation liabilities	12	3,348	3,664
		27,071	22,905
Total liabilities		43,787	33,099

Shareholders’ equity	13	672,520	614,718
Total liabilities and shareholders’ equity		$716,307	$647,817

Subsequent events (Notes 7, 13, 17)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Operations and Comprehensive Earnings (Loss)

(Expressed in thousands of Canadian dollars except per common share amounts)

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2021	2020	2021	2020

Gain on disposition of mineral interests	13	$21,943	$-	$21,943	$-
Corporate and administrative expenses	15	(2,031)	(3,385)	(6,788)	(7,252)
Other income - flow-through shares	13	188	26	334	47
Environmental rehabilitation expense	12	60	-	43	-
Equity loss of associate	6	(54)	(27)	(131)	(72)
Unrealized gain on convertible notes receivable	7	(7)	-	122	-
Interest income		76	26	100	66
Finance expense and other income		(446)	(32)	(544)	229
Earnings (loss) before income taxes		19,729	(3,392)	15,079	(6,982)
Income tax expense	17	(5,181)	(676)	(4,815)	(284)
Net earnings (loss) for the period		$14,548	$(4,068)	$10,264	$(7,266)

Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to net income or loss
Change in fair value of marketable securities	6	$2	$775	$(552)	$1,182
Other comprehensive income (loss), net of income tax		2	775	(552)	1,182
Comprehensive income (loss) for the period		$14,550	$(3,293)	$9,712	$(6,084)

Weighted average number of common shares outstanding
Basic	13	75,742,184	65,493,643	75,071,255	64,649,203
Diluted	13	77,671,351	68,892,290	77,000,422	68,016,883

Earnings (loss) per common share
Basic	13	$0.19	$(0.06)	$0.14	$(0.11)
Diluted	13	$0.19	$(0.06)	$0.13	$(0.11)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars except number of shares)

(Unaudited)

	Number of Shares	Share Capital	Warrants	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Gain (Loss)	Total Equity

As at December 31, 2020	74,162,286	$704,599	$3,275	$23,011	$36,089	$(150,878)	$(1,378)	$614,718
Share issuance - private placement	350,000	8,358	-	-	-	-	-	8,358
Share issuance - at-The-Market offering	976,062	22,396	-	-	-	-	-	22,396
Share issuance - options exercised	679,668	14,934	-	(7,630)	-	-	-	7,304
Share issuance - warrants exercised	500,000	11,100	(3,275)	-	-	-	-	7,825
Share issuance - RSUs vested	135,450	3,413	-	(3,413)	-	-	-	-
Share issuance costs	-	(990)	-	-	-	-	-	(990)
Deferred tax on share issuance costs	-	264	-	-	-	-	-	264
Stock-based compensation	-	-	-	2,934	-	-	-	2,934
Expired options	-	-	-	(37)	37	-	-	-
Other comprehensive income	-	-	-	-	-	-	(552)	(552)
Net earnings for the period	-	-	-	-	-	10,263	-	10,263
As at June 30, 2021	76,803,466	$764,074	-	$14,865	$36,126	$(140,615)	$(1,930)	$672,520
As at December 31, 2019	63,510,487	$494,857	$3,275	$18,820	$36,073	$(135,936)	$(2,066)	$415,023
Share issuance – private placement	1,785,000	24,424	-	-	-	-	-	24,424
Share issuance - at-the-market offering	803,289	15,880	-	-	-	-	-	15,880
Share issuance – other	300,000	6,564	-	-	-	-	-	6,564
Share issuance - options exercised	103,194	1,729	-	(610)	-	-	-	1,119
Share issuance – RSUs vested	139,600	2,351	-	(2,351)	-	-	-	-
Share issuance costs	-	(1,322)	-	-	-	-	-	(1,322)
Deferred tax on share issuance costs	-	352	-	-	-	-	-	352
Stock-based compensation	-	-	-	3,672	-	-	-	3,672
Expired options	-	-	-	(16)	16	-	-	-
Other comprehensive income	-	-	-	-	-	-	1,182	1,182
Net loss for the period	-	-	-	-	-	(7,266)	-	(7,266)
As at June 30, 2020	66,641,570	$544,835	$3,275	$19,515	$36,089	$(143,202)	$(884)	$459,628

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statement of Cash Flows

(Expressed in thousands of Canadian dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

Operating Activities
Net earnings (loss)	$14,548	$(4,068)	$10,264	$(7,266)
Adjustment for non-cash items:
Gain on disposition of mineral interests	(21,943)	-	(21,943)	-
Stock-based compensation	8	1,630	2,934	3,672
Environmental rehabilitation expense	(60)	-	(43)	-
Other income - flow-through shares	(188)	(26)	(334)	(47)
Unrealized gain on convertible notes receivable	14	-	(82)	-
Income tax expense	5,181	676	4,815	284
Equity loss of associate	54	27	131	72
Finance costs adjustments	282	286	385	214
Depreciation charge of right-of-use assets	22	9	43	18
Adjustment for cash items:
Environmental rehabilitation disbursements	(410)	(183)	(481)	(299)
Changes in working capital items:
Amounts receivable and prepaid expenses	2,234	(2,923)	648	(4,129)
Accounts payable and accrued liabilities	1,775	(280)	1,124	(1,296)
Net cash from (used in) operating activities	1,517	(4,852)	(2,539)	(8,777)

Investing Activities
Mineral interests	(9,594)	(4,350)	(16,705)	(8,851)
Cash proceeds from disposition of mineral interests	21,943	-	21,943	-
Investment in reclamation deposits	(7,446)	25	(7,450)	(28)
Investment in short-term deposits	(11)	(15,081)	(22)	(19,790)
Redemption of short-term deposits	-	-	-	4,024
Property, plant and equipment	(2,644)	-	(3,080)	-
Investment in associate	-	(405)	(20)	(416)
Amounts receivable	-	-	(2,439)	-
Net cash from (used in) investing activities	2,248	(19,811)	(7,773)	(25,061)

Financing Activities
Share issuance net of costs	24,812	36,106	31,227	42,843
Exercise of options	3,362	796	7,304	1,119
Exercise of warrants	7,825	-	7,825	-
Payment of lease liabilities	(19)	(5)	(37)	(10)
Net cash from financing activities	35,980	36,897	46,319	43,952
Effects of exchange rate fluctuation on cash and cash equivalents	(250)	(259)	(316)	(159)
Net increase in cash and cash equivalents during the period	39,495	11,975	35,691	9,955
Cash and cash equivalents, beginning of the period	13,724	6,773	17,528	8,793
Cash and cash equivalents, end of the period	$53,219	$18,748	$53,219	$18,748

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2021 and 2020

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries, KSM Mining ULC, Seabridge Gold (NWT) Inc., Seabridge Gold Corp., SnipGold Corp., Seabridge Gold (Yukon) Inc. and Snowstorm Exploration (LLC) and is engaged in the acquisition and exploration of gold properties located in North America. The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002. Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Basis of accounting

These unaudited condensed consolidated interim financial statements ("consolidated interim financial statements") were prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with those used by the company in preparing the annual consolidated financial statements as at and for the year ended December 31, 2020 and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2020. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements. These interim financial statements were authorized for issue by the Company’s board of directors on August 13, 2021.

3.	Significant accounting judgments, estimates and assumptions

The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the three and six months ended June 30, 2021 and 2020. Estimates and assumptions used in preparation of these consolidated interim financial statements are consistent with those used by the Company in preparing the annual consolidated financial statements as at and for the year ended December 31, 2020. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

4.	Cash and cash equivalents and short-term deposits

($000s)	June 30, 2021	December 31, 2020
Cash and cash equivalents	53,219	17,528
Short-term deposits	19,928	19,905
	73,147	37,433

All cash and cash equivalents are held in a Canadian Schedule I bank. Short-term deposits consist of Canadian Schedule I bank guaranteed deposits and are cashable in whole or in part with interest at any time to maturity.

5.	Amounts receivable and prepaid expenses

($000s)	June 30, 2021	December 31, 2020
HST (1)	2,527	2,793
Trade and other receivables due from related parties	80	-
Prepaid expenses and other receivables	1,715	2,177
	4,322	4,970

1)	During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest, for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance while the objection is reviewed. In early 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. As at June 30, 2021, the Company is in the discovery process with the Department of Justice and will continue to move the appeal process forward as expeditiously as possible. The Company intends to continue to fully defend its position. As at June 30, 2021, the Canada Revenue Agency (CRA) has withheld $2.0 million of HST credits due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge.

6.	Investments

($000s)	January 1, 2021	Fair value through other comprehensive income (loss)	Loss of associates	Additions	June 30, 2021
Current assets:
Investment in marketable securities	3,826	(636)	-	-	3,190

Non-current assets:
Investment in associate	2,611	-	(131)	20	2,500

($000s)	January 1, 2020	Fair value through other comprehensive income (loss)	Loss of associates	Additions	December 31, 2020
Current assets:
Investment in marketable securities	3,032	794	-	-	3,826

Non-current assets:
Investment in associate	2,361	-	(187)	437	2,611

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. These financial assets are recorded at fair value of $3.2 million (December 31, 2020 - $3.8 million) in the consolidated statements of financial position. At June 30, 2021, the Company revalued its holdings in its investments and recorded a fair value decrease of $0.6 million on the statement of operations and comprehensive earnings (loss).

Investment in associate relates to Paramount Gold Nevada Corp (“Paramount”). As at June 30, 2021, the Company holds a 6.78% (December 31, 2020 – 7.42%) interest in Paramount for which it accounts using the equity method on the basis that the Company has the ability to exert significant influence through its representation on Paramount’s board of directors. During the six months ended June 30, 2021, the Company recorded its proportionate share of Paramount’s net loss of $0.13 million (June 30, 2020 – $0.07 million) within equity loss of associate on the consolidated statements of operations and comprehensive earnings (loss). As at June 30, 2021, the carrying value of the Company’s investment in Paramount was $2.5 million (December 31, 2020 - $2.6 million).

In June 2020, the Company participated in a non-brokered registered direct offering and purchased 288,460 common shares of Paramount at US$1.04 per common share for a total of $0.4 million.

7.	Convertible Notes Receivable

In September 2019, the Company participated in a private placement to purchase US$410,000, at face value, of secured convertible notes issued by Paramount. Each convertible note had an issue price of US$975 per US$1,000 face value with a four-year maturity. The Company purchased 410 convertible notes for a total of $0.5 million (US$399,750). The convertible notes bear interest at a rate of 7.5% per annum, payable semi-annually. At any time after the issuance of the convertible notes, the Company can convert all or any portion of the outstanding amount into common shares of Paramount at a price of US$1.00 per common share. The convertible notes receivable are recorded at fair value through profit or loss (“FVTPL”).

As at June 30, 2021, the fair value of the convertible notes receivable was $0.6 million (December 31, 2020 - $0.5 million). The fair value was determined using the binomial option pricing model using the following assumptions: risk-free rate of 0.44%, 2.25 years expected remaining life of the convertible note, volatility of 51% based on Paramount stock price volatility, forfeiture rate of nil, and dividend yield of nil.

During the six months ended June 30, 2021, the Company received 14,236 common shares of Paramount (June 30, 2020 – 12,067) for payment of interest on the secured convertible notes accrued between July 1, 2020 and December 31, 2020. Subsequent to the quarter end, the Company received 15,850 common shares of Paramount for payment of interest on the secured convertible notes accrued between January 1, 2021 and June 30, 2021.

8.	Property, plant and equipment

($000s)	Property & Equipment	Right-of-use assets	Total
Cost
As at January 1, 2020	-	307	307
As at December 31, 2020	-	307	307
Additions	3,080	100	3,180
As at June 30, 2021	3,080	407	3,487

Accumulated Depreciation
As at January 1, 2020	-	36	36
Depreciation	-	36	36
As at December 31, 2020	-	72	72
Depreciation	-	43	43
As at June 30, 2021	-	115	115

Net Book Value
As at December 31, 2020	-	235	235
As at June 30, 2021	3,080	292	3,372

9.	Mineral Interests

Mineral interest expenditures on projects are considered as exploration and evaluation and their related costs consist of the following:

($000s)	Balance January 1, 2021	Acquisitions 2021	Expenditures 2021	Balance June 30, 2021
KSM	444,167	-	15,804	459,971
Courageous Lake	76,522	-	312	76,834
Iskut	37,949	-	1,251	39,200
Snowstorm	24,924	-	2,875	27,799
3 Aces	7,113	-	821	7,934
Grassy Mountain	771	-	-	771
	591,446	-	21,063	612,509

($000s)	Balance January 1, 2020	Acquisitions 2020	Expenditures 2020	Balance December 31, 2020
KSM	296,509	127,530	20,128	444,167
Courageous Lake	75,721	-	801	76,522
Iskut	32,215	-	5,734	37,949
Snowstorm	20,455	-	4,469	24,924
3 Aces	-	6,564	549	7,113
Grassy Mountain	771	-	-	771
	425,671	134,094	31,681	591,446

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)	KSM (Kerr-Sulphurets-Mitchell)

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2011 and 2012, the Company completed agreements granting a third party an option to acquire a 2% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $160 million or US$200 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM Project.

In December 2020, the Company purchased the Snowfield property from Pretium Resources Inc. The Snowfield property, located in the same valley that hosts KSM's Mitchell deposit, was purchased for US$100 million ($127.5 million) in cash, a 1.5% net smelter royalty on Snowfield property production, and a conditional payment of US$20 million, payable following the earlier of (i) commencement of commercial production from Snowfield property, and (ii) announcement by the Company of a bankable feasibility study which includes production of reserves from the Snowfield property. US$15 million of the conditional payment can be credited against future royalty payments.

b)	Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

c)	Iskut

On June 21, 2016, the Company purchased 100% of the common shares of SnipGold Corp. which owns the Iskut Project, located in northwestern British Columbia.

d)	Snowstorm

In 2017, the Company purchased 100% of the common shares of Snowstorm Exploration LLC which owns the Snowstorm Project, located in northern Nevada. In connection with the acquisition, the Company has agreed to make a conditional cash payment of US$2.5 million if exploration activities at the Snowstorm Project result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101 and a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources.

In 2019, the Company purchased the Goldstorm Project in northern Nevada from Mountain View Gold Corp.

e)	3 Aces

In 2020, the Company acquired a 100% interest in the 3 Aces gold project in the Yukon, Canada from Golden Predator Mining Corp. through the issuance of 300,000 common shares valued at $6.6 million. Should the project attain certain milestones, including the confirmation of a National Instrument 43-101 compliant mineral resource of 2.5 million ounces of gold, the Company will pay an additional $1 million, and upon confirmation of an aggregate mineral resource of 5 million ounces of gold, the Company will potentially pay an additional $1.25 million.

f)	Grassy Mountain

In 2013, the Company sold 100% of its interest in the Grassy Mountain Project with a net book value of $771,000 retained within mineral properties, related to the option to either receive, at the discretion of the Company, a 10% net profits interest royalty or a $10 million cash payment. Settlement is due four months after the later of: the day that the Company receives a feasibility study on the project; and the day that the Company is notified that permitting and bonding for the mine is in place. The current owner of the Grassy Mountain Project is Paramount who completed a feasibility study in 2020 but they have not notified the Company that permitting and bonding for the mine is in place.

g)	Red Mountain

In April 2021, the Company disposed of its residual interests in its previously owned Red Mountain project located in northwestern British Columbia, for cash proceeds of US$18 million, to Sprott Resource Streaming and Royalty. Previous to 2021, the Company had recovered all capitalized costs associated with the Red Mountain Project and, as a result the full US$18 million has been recorded as gain on the statement of operations and comprehensive earnings (loss).

10. Accounts payable and accrued liabilities

($000s)	June 30, 2021	December 31, 2020
Trade payables	3,492	2,466
Trade and other payables due to related parties	79	57
Non-trade payables and accrued expenses (1)	7,151	2,854
	10,722	5,377

1)	Refer to Note 5 for the additional comment on the $2.0 million HST withheld by the CRA regarding the BCMETC program.

11. Lease obligations

($000s)	June 30, 2021	December 31, 2020
Opening balance	248	274
Additions	100	-
Principle repayment for the period	(37)	(26)
Total lease obligations	311	248
Current portion	89	41
Non-current portion	222	207

12.	Provision for reclamation liabilities

($000s)	Six months ended June 30, 2021	Year ended December 31, 2020
Beginning of the period	6,164	6,865
Disbursements	(481)	(811)
Environmental rehabilitation expense	96	-
Accretion	69	110
End of the period	5,848	6,164

Provision for reclamation liabilities - current	2,500	2,500
Provision for reclamation liabilities - long-term	3,348	3,664
	5,848	6,164

The estimate of the provision for reclamation obligations, as at June 30, 2021, was calculated using the estimated discounted cash flows of future reclamation costs of $5.8 million (December 31, 2020 - $6.2 million) and the expected timing of cash flow payments required to settle the obligations between 2021 and 2026. As at June 30, 2021, the undiscounted future cash outflows are estimated at $5.9 million (December 31, 2020 – $6.2 million) primarily over the next two years. The discount rate used to calculate the present value of the reclamation obligations was 0.4% at June 30, 2021 (0.2% - December 31, 2020). During the six months ended June 30, 2021, reclamation disbursements amounted to $0.5 million (six months ended June 30, 2020 - $0.3 million).

During the current quarter, the Company placed $7.4 million on deposit with a financial institution pledged as security for the Fish Habitat Offsetting Plan obligation at KSM. In 2020, the Company placed $5.2 million on deposit with a financial institution pledged as security for the Fish Habitat Offsetting Plan obligation at KSM. As at June 30, 2021, the Company has placed a total of $14.2 million (December 31, 2020 - $6.8 million) on deposit with financial institutions or with government regulators that are pledged as security against reclamation liabilities. The deposits are recorded on the consolidated statements of financial position as reclamation deposit.

13.	Shareholders’ equity

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value. No preferred shares have been issued or were outstanding at June 30, 2021 or at December 31, 2020.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage, as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during 2021. The Company considers its capital to be share capital, stock-based compensation, warrants, contributed surplus and deficit. The Company is not subject to externally imposed capital requirements.

a)	Equity financings

During the fourth quarter of 2019, the Company entered into an agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$40 million in value of common shares of the Company. During 2020, the Company issued 1,327,046 shares, at an average selling price of $21.94 per share, for net proceeds of $28.5 million under Company’s At-The-Market offering.

During the first quarter of 2021, the Company entered into a new agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$75 million in value of common shares of the Company. This program can be in effect until the Company’s current US$775 million Shelf Registration Statement expires in January 2023. During the six months ended June 30, 2021, the Company issued 976,062 shares, at an average selling price of $22.95 per share, for net proceeds of $21.9 million under Company’s At-The-Market offering. Subsequent to the quarter end, the Company issued 213,930 shares, at an average selling price of $22.27 per share, for net proceeds of $4.7 million under Company’s At-The-Market offering.

In June 2021, the Company issued 350,000 flow-through common shares at $28.06 per common share for aggregate gross proceeds of $9.8 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2021. At the time of issuance of the flow-through shares, $1.5 million premium was recognized as a liability on the consolidated statements of financial position.

On December 4, 2020, the Company entered into an agreement to sell, on a bought deal basis, 6,100,000 common shares of the Company, at US$17.25 per common share, for gross proceeds of US$105.0 million. As part of the agreement, the Company granted an option to the underwriters to sell up to an additional 610,000 common shares of the Company, at a price of US$17.25 per common share, for gross proceeds of US$10.5 million. The financing closed on December 9, 2020, and the underwriters fully exercised their option to purchase the additional common shares. In aggregate, 6,710,000 common shares were issued, at a price of US$17.25 per common share, for gross proceeds of US$115.7 million.

In June 2020, the Company issued 345,000 flow-through common shares at $32.94 per common share for aggregate gross proceeds of $11.4 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2020. In accordance with draft legislation released on December 16, 2020 in relation to the COVID-19 pandemic, a 12-month extension has been proposed to the normal timelines in which the qualifying exploration expenditures should be incurred. At the time of issuance of the flow-through shares, $3.9 million premium was recognized as a liability on the consolidated statements of financial position. In 2020, the Company incurred $4.7 million of qualifying exploration expenditures and $1.6 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive earnings (loss). During the six months ended June 30, 2021, the Company incurred $1.0 million of qualifying exploration expenditures and $0.3 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive earnings (loss).

In April 2020, the Company closed a non-brokered private placement of 1.2 million common shares, at a price of $11.75 per common share, for gross proceeds of $14.1 million. As part of the private placement agreement, the Company granted an option to increase the size of the private placement by an additional 240,000 common shares exercisable until May 15, 2020. The 240,000 options were fully exercised on May 6, 2020 at a price of $11.75 per share, for gross proceeds of $2.8 million.

b)	Warrants

As part of the acquisition agreement of Snowstorm Exploration LLC in June 2017, the Company issued 500,000 common share purchase warrants exercisable for four years at $15.65 per share. During the current quarter, all the warrants were exercised for net proceeds of $7.8 million and 500,000 common shares were issued.

c)	Stock options and Restricted share units

The Company provides compensation to directors and employees in the form of stock options and Restricted Share Units (“RSU”s).

Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the common shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity.

Pursuant to the Company’s RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSU. The life of the RSU is not to exceed two years.

Stock option and RSU transactions were as follows:

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2021	2,611,691	12.51	22,524	135,450	487	23,011
Granted	-	-	-	-	-	-
Exercised option or vested RSU	(679,668)	10.75	(7,630)	(135,450)	(3,413)	(11,043)
Expired	(2,856)	6.30	(37)	-	-	(37)
Amortized value of stock-based compensation	-	-	8	-	2,926	2,934
Outstanding at June 30, 2021	1,929,167	13.15	14,865	-	-	14,865

Exercisable at June 30, 2021	1,925,833

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2020	3,003,153	12.32	18,546	139,600	274	18,820
Granted	-	-	-	135,450	487	487
Exercised option or vested RSU	(390,153)	11.03	(2,246)	(139,600)	(2,351)	(4,597)
Expired	(1,309)	6.30	(16)	-	-	(16)
Amortized value of stock-based compensation	-	-	6,240	-	2,077	8,317
Outstanding at December 31, 2020	2,611,691	12.51	22,524	135,450	487	23,011

Exercisable at December 31, 2020	2,608,357

The outstanding share options at June 30, 2021 expire at various dates between August 2021 and June 2024. A summary of options outstanding, their remaining life and exercise prices as at June 30, 2021 is as follows:

	Options Outstanding		Options Exercisable
	Number	Remaining	Number
Exercise price	outstanding	contractual life	Exercisable
$17.14	50,000	1 months	50,000
$10.45	700,833	6 months	700,833
$13.14	528,334	1 year 6 months	528,334
$16.94	50,000	2 years 4 months	50,000
$15.46	550,000	2 years 6 months	546,666
$17.72	50,000	3 years	50,000
	1,929,167		1,925,833

During the six months ended June 30, 2021, 679,668 options were exercised for proceeds of $7.3 million and 679,668 common shares were issued. The weighted average share price at the date of exercise of options exercised during the period was $22.15.

On June 25, 2020, shareholders resolved to approve that 425,000 options that were granted to the directors of the Company in 2015 and due to expire in April 2020, be extended for one year. These options vested in December 2020 upon the acquisition of the Snowfield property. The $4.4 million fair value of the extension was charged to the statement of operations and comprehensive earnings (loss) at that time, matching the revised estimated service period.

608,000 options granted to board members and senior management in December 2018 and June 2019 vested in December 2020 upon the acquisition of the Snowfield property and $1.6 million of the fair value of these options, not previously expensed, was charged to the statement of operations and comprehensive earnings (loss) on an accelerated basis to match the change in the estimate of the service period.

In October 2018, 50,000 five-year options with an exercise price of $16.94, to purchase common shares of the Company, with a grant-date fair value of $0.4 million, were granted to a new Board member. These options also vested in December 2020 upon the acquisition of the Snowfield property and $0.1 million of the fair value of these options, not previously expensed, was charged to the statement of operations and comprehensive earnings (loss) on an accelerated basis, to match the change in the estimated service period.

The Company has, since 2019, refocused the compensation practices away from issuing a combination of stock options and RSUs to only issuing RSUs with shorter terms and service periods.

In December 2020, the Board granted 135,450 RSUs. Of these, 28,000 RSUs were granted to the board members, 80,300 RSUs were granted to members of senior management, and the remaining 27,150 RSUs were granted to other employees of the Company. The fair value of the grants, of $3.4 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period of approximately four months from the date of the grant was dependent on certain corporate objectives being met. Of the $3.4 million fair value of the grants, $0.5 million was amortized during the fourth quarter 2020, and the remaining $2.9 million was amortized during the first quarter 2021. During the current quarter 135,450 RSUs were vested and were exchanged for common shares of the Company.

In December 2019, the Board granted 139,600 RSUs. Of these, 32,500 RSUs were granted to the board members, 74,200 RSUs were granted to members of senior management, and the remaining 32,900 RSUs were granted to other employees of the Company. The fair value of the grants, of $2.4 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period of approximately six months from the date of the grant was dependent on certain corporate objectives being met. During the second quarter 2020, all 139,600 RSUs were vested. Of the $2.4 million total fair value of the RSUs, $0.3 million was amortized in December 2019, and the remaining $2.1 million was amortized during first half of 2020.

Subsequent to the quarter end, 37,500 options were exercised for proceeds of $0.6 million.

d)	Basic and diluted net loss per common share

For the periods ended June 30, 2021 and 2020, basic and diluted net earnings or loss per common share are computed by dividing the net earnings or loss for the period by the weighted average number of common shares outstanding for the period. The potential effect of stock options, RSUs and warrants has been excluded from the calculation of diluted loss per common share as the effect would be anti-dilutive. At June 30, 2021, there was a total of 1,929,167 dilutive stock options and nil RSUs outstanding (December 31, 2020 – 2,611,691 stock options, 135,450 RSUs, and 500,000 warrants).

14.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets and liabilities as at June 30, 2021 and December 31, 2020 are cash and cash equivalents, short-term deposits, accounts receivable, marketable securities, convertible notes receivable and accounts payable. Other than investments and convertible notes receivable, the carrying values approximate their fair values due to the immediate or short-term maturity of these financial instruments and are classified as a Level 1 measurement. The Company’s equity investments are measured at fair value based on quoted market prices and are classified as a level 1 measurement. The convertible notes receivable are measured at fair value and are classified as a level 3 measurement.

The Company’s financial risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to short-term deposits, convertible notes receivable, receivables included in amounts receivable and prepaid expenses, and non-current amounts receivable. The Company has no significant concentration of credit risk arising from operations. The short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses, and non-current amounts receivable to be remote or inconsequential.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2021, the Company had cash and cash equivalents of $53.2 million and short-term deposits of $19.9 million (December 31, 2020 - $17.5 million and $19.9 million, respectively) for settlement of current financial liabilities of $10.7 million (December 31, 2020 - $5.4 million). The short-term deposits consist of Canadian Schedule I bank guaranteed deposits and are cashable in whole or in part with interest at any time to maturity. The Company’s financial liabilities primarily have contractual maturities of 30 days and are subject to normal trade terms. The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions.

As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and on-going activities. If required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financings and from the sale of non-core assets. Refer to note 13 for details on equity financings.

Market Risk

(a)	Interest Rate Risk

The Company has no interest-bearing debt. The Company’s current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b)	Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar cash on hand or converted from its Canadian dollar cash. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk. As at June 30, 2021, $17.3 million of cash and cash equivalents and $0.1 million of accounts payable and accrued liabilities are denominated in US dollars.

(c)	Investment Risk

The Company has investments in other publicly listed exploration companies which are included in investments. These shares were received as option payments on certain exploration properties the Company owns or has sold. In addition, the Company holds $3.0 million in a gold exchange traded receipt that is recorded on the consolidated statements of financial position in investments. The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

15.	Corporate and administrative expenses

	Three months ended June 30,		Six months ended June 30,
($000s)	2021	2020	2021	2020
Employee compensation	1,066	909	2,034	1,821
Stock-based compensation	8	1,630	2,934	3,672
Professional fees	394	296	559	568
Other general and administrative	563	550	1,261	1,191
	2,031	3,385	6,788	7,252

16.	Related party disclosures

During the six months ended June 30, 2021 and 2020, there were no payments to related parties other than compensation paid to key management personnel.

17.	Income taxes

During the three and six months ended June 30, 2021, the Company recognized income tax expense of $5.2 million and $4.8 million, respectively, primarily due to the deferred tax liability arising from the gain recognized on disposition of the Company’s residual interests in its previously owned Red Mountain project, and from the renouncement of expenditures related to the June 2020 flow-through shares issued which are capitalized for accounting purposes. The income tax expense was partially offset by income tax recovery arising from the losses in the period.

During the comparative three and six months ended June 30, 2020, the Company recognized income tax expense of $0.7 million and $0.3 million, respectively, primarily due to deferred tax liability arising from the effect of difference in tax rates applied to the assets transferred from Seabridge Gold Inc. to KSM Mining ULC. The tax expense was partially offset by the tax recovery resulting from the losses in the period.

As reported in the Company’s prior year financial statements, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported, as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The Company has been made aware that the CRA has reassessed certain investors who subscribed for flow-through shares in 2013 and will reassess other investors with reduced CEE deductions. The Company’s and investors’ reassessments will be appealed to the courts. The Company has indemnified the investors that subscribed for the flow-through shares. The potential tax indemnification to the investors is estimated to be $11.0 million, plus $2.2 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

During the six-months ended June 30, 2021, and subsequent to the period end, the Company deposited $2.4 million and $1.2 million, respectively, into the accounts of certain investors with the Receiver General, in return for their agreement to object to their respective assessments and agreement to repay the Company the full amount deposited on their behalf upon resolution of the Company’s appeal.